AM
8-10-2004

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SECU 04018126 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Feltl and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, Suite 4200
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Norwest Center
90 South Seventh Street   Minneapolis, MN   55402

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael B. Schierman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BARBARA JEAN LUSSIER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FELTL AND COMPANY

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Feltl and Company:

We have audited the accompanying statements of financial condition of Feltl and Company (the Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feltl and Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2004

FELTL AND COMPANY

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	1,858,727	460,091
Deposits with clearing broker		507,940	503,415
Employee loans receivable (net of accumulated amortization of $254,160 and $50,000 in 2003 and 2002, respectively)		800,406	415,500
Securities owned, at market		258,379	351,230
Receivables from brokers, dealers, and others		245,078	96,281
Furniture and equipment, at cost (net of accumulated depreciation of $35,409 and $18,063 in 2003 and 2002, respectively)		20,160	37,506
Prepaid expenses		11,043	5,992
Other assets		634	18,000
Total assets	$	3,702,367	1,888,015
Liabilities and Stockholders' Equity			
Liabilities:			
Accrued employee compensation and benefits	$	598,189	212,604
Amount due clearing firm, secured by securities owned		125,352	190,052
Accounts payable		63,819	55,313
Securities sold, not yet purchased, at market		182,066	13,185
Other payables		41,839	50,947
Total liabilities		1,011,265	522,101
Commitments and contingencies (note 4)			
Stockholders' equity:			
Capital stock of $1.00 par value. Authorized 1,000 shares; issued and outstanding 528 shares		528	528
Additional paid-in capital		2,057,717	1,857,717
Retained earnings (accumulated deficit)		632,857	(492,331)
Total stockholders' equity		2,691,102	1,365,914
Total liabilities and stockholders' equity	$	3,702,367	1,888,015

See accompanying notes to financial statements.

FELTL AND COMPANY

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions	$	7,284,940	1,458,732
Investment banking fees		1,875,430	414,194
Firm trading profit		915,262	260,891
Interest		564,726	156,459
Corporate finance fees		329,160	73,903
Other income		185,989	32,163
		11,155,507	2,396,342
Interest expense		—	—
Net revenues		11,155,507	2,396,342
Non-interest expenses:			
Employee compensation and benefits		7,683,673	1,859,949
Communication		755,733	265,817
Occupancy		573,101	216,055
Legal and professional fees		242,191	172,021
Trade processing		384,512	119,719
Other expenses		391,109	230,194
Total non-interest expenses		10,030,319	2,863,755
Net income (loss)	$	1,125,188	(467,413)

See accompanying notes to financial statements.

FELTL AND COMPANY

Statements of Changes in Stockholders' Equity

Years ended December 31, 2003 and 2002

	Common shares	Stock amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholders' equity
Balances, December 31, 2001 (note 1)	380	$ 380	49,865	(24,918)	25,327
Sale of additional common shares	148	148	199,852	—	200,000
Capital contributions	—	—	1,608,000	—	1,608,000
Net loss	—	—	—	(467,413)	(467,413)
Balances, December 31, 2002	528	528	1,857,717	(492,331)	1,365,914
Capital contributions	—	—	200,000	—	200,000
Net income	—	—	—	1,125,188	1,125,188
Balances, December 31, 2003	528	$ 528	2,057,717	632,857	2,691,102

See accompanying notes to financial statements.

FELTL AND COMPANY

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income (loss)	$	1,125,188	(467,413)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization		221,506	68,063
Changes in operating assets and liabilities:			
Receivables from/payables to brokers, dealers, and others		(213,497)	93,771
Securities owned and securities sold, not yet purchased, net		261,732	(338,045)
Deposits with clearing broker		(4,525)	(503,415)
Prepaid expenses		(5,051)	(5,992)
Other assets		17,366	1,000
Accounts payable		8,506	55,313
Accrued employee compensation and benefits		385,585	212,604
Other payables		(9,108)	50,947
Cash provided by (used in) operating activities		1,787,702	(833,167)
Cash flows from investing activities:			
Purchase of furniture and equipment		—	(55,569)
Issuance of employee loans		(589,066)	(465,500)
Cash used in investing activities		(589,066)	(521,069)
Cash flows from financing activities:			
Proceeds from sale of additional common shares		—	200,000
Capital contributions		200,000	1,608,000
Cash provided by financing activities		200,000	1,808,000
Increase in cash and cash equivalents		1,398,636	453,764
Cash and cash equivalents, beginning of year		460,091	6,327
Cash and cash equivalents, end of year	$	1,858,727	460,091

See accompanying notes to financial statements.

(1) Description of Business

Feltl and Company (the Company) is registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company was reorganized from its predecessor, McAlmont Investment Company, as an S corporation on March 19, 2002. The Company also maintained the predecessor's NASD broker-dealer registration. The transactions associated with the reorganization are disclosed in the statement of changes in stockholders' equity.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at market value with related changes in unrealized gains or losses reflected in firm trading profit. All securities owned and securities sold, not yet purchased are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(d) Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Commission revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues have

(Continued)

been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives (RRR) are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRR. Generally, RRRs are paid 50% to 60% of their adjusted gross commissions, based upon their monthly gross commissions. Adjusted gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Commissions or fees for principal and agency trades, managed money, mutual funds, insurance products, fixed income products, and mortgage-backed securities are included in Adjusted Gross commissions. Commissions for private placements are not included in Adjusted Gross commissions and are paid at a lower rate plus an allocated amount of warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

(e) Income Taxes

The Company is organized as an S corporation and is not subject to income taxes as a separate entity.

(f) Furniture and Equipment

Depreciation on furniture and equipment is provided using the double-declining-balance method over the estimated useful lives of the assets, ranging from 3 to 5 years. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(g) Employee Loans Receivable

The Company may make forgivable loans to investment executives and other revenue-producing employees, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally six months to five years, using the straight-line method.

(h) Reclassifications

Certain amounts in the accompanying financial statements for 2002 have been reclassified to conform to the 2003 presentation.

(3) Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

(Continued)

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral, and requests additional collateral as deemed appropriate.

(4) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to five years, with certain renewal options for like terms. The Company incurred rent expense of $573,101 and $216,055 during 2003 and 2002, respectively.

At December 31, 2003, the Company's future minimum rental commitments, based upon the terms (including escalation costs) under noncancelable operating leases which have an initial or remaining term of one year or more, were as follows (in thousands):

2004	$	410
2005		458
2006		349
2007		379
2008		389
Thereafter		538
Total	$	2,523

(5) Commissions

Included in securities commissions are $2,440,297 and $502,007 for the years ended December 31, 2003 and 2002, respectively, of sales credits related to realized gains on securities the Company makes a market in, which were allocated to the Company's brokers from the Company's traders.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its securities owned at the clearing firm, and these securities owned collateralize amounts due to the clearing firm.

(Continued)

(7) Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of approximately $1,810,226, which was $1,560,226 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .46 to 1.0. At December 31, 2002, the Company had net capital of approximately $862,822, which was $612,822 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.35 to 1.0.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

(8) Related-party Transactions

The Company paid $52,546 and $11,515 to related parties during the years ended December 31, 2003 and 2002, respectively, for lease payments associated with certain computer equipment leased to the Company.

Schedule

FELTL AND COMPANY

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Net capital:		
Stockholders' equity	$	2,691,102
Deductions and/or other charges:		
Nonallowable assets:		
Employee loans receivable		800,406
Furniture and equipment		20,160
Prepaid expenses		11,043
Other assets		634
Total nonallowable assets		832,243
Net capital before haircuts on securities positions		1,858,859
Haircuts on securities (including undue concentration of $0)		48,633
Net capital		1,810,226
Computation of net capital requirement:		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		250,000
Excess net capital	$	1,560,226
Total aggregate indebtedness	$	829,199
Ratio of aggregate indebtedness to net capital		0.46 to 1

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filed January 27, 2004, as amended on February 6, 2004.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Controls
Required by SEC Rule 17a-5

The Board of Directors
Feltl and Company:

In planning and performing our audit of the financial statements and supplemental schedule of Feltl and Company (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004